Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-161379

100,000 Shares

Series E Preference Stock

(Cumulative, $1,000 Liquidation Value)

SUMMARY OF TERMS

Issuer:	Southern California Edison Company (“SCE” or the “Company”)

Securities Offered:	100,000 Shares, Series E Preference Stock; Cumulative, $1,000 Liquidation Value (the “shares”). Upon settlement, the shares will form part of the same series as, and will be fungible with, the Company’s 250,000 outstanding shares of Series E Preference Stock ($250,000,000 aggregate liquidation amount) issued on January 17, 2012, and the aggregate number of shares of Series E Preference Stock outstanding will be 350,000 ($350,000,000 aggregate liquidation value).

Ratings of Securities*:	Baa2/BBB-/BBB+ (Moody’s / S&P / Fitch)

Trade Date:	January 30, 2012

Settlement Date:	February 2, 2012 (T+3)

Maturity Date:	Perpetual

Public Offering Price:	99.739%, plus accrued dividends from January 17, 2012 (totaling $2.6041667 per share). These accrued dividends must be paid by the purchasers of shares offered hereby.

Dividends:	When, as, and if declared by the Company’s board of directors, dividends on the shares will be payable from January 17, 2012 to, but excluding, February 1, 2022 at a rate of 6.250% per annum, payable semi-annually, in arrears, on February 1 and August 1 of each year, beginning on August 1, 2012 and ending on February 1, 2022. From and including February 1, 2022, the Company will pay dividends when, as, and if declared by the Company’s board of directors in a floating rate equal to the three-month LIBOR plus a spread of 4.199% per annum, payable quarterly, in arrears, on February 1, May 1, August 1 and November 1 of each year. Dividends on the shares are cumulative from January 17, 2012.

Redemption:	Callable at any time, or from time to time, on or after February 1, 2022, in whole or in part, at a price of $1,000 per share plus accrued and unpaid dividends to the redemption date, if any. However, any redemption that would reduce the principal amount of the shares outstanding to $50 million or less in the aggregate would be restricted to a redemption in whole only.

Senior Shares:	As long as any shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	The shares will not be convertible into shares of any other class or series of SCE’s capital stock or any other security.

Voting Rights:	None generally, except that the consent of holders of at least a majority of the shares is required to amend the articles of incorporation to adversely change certain basic terms of the shares or to authorize, create or increase in amount any class of stock ranking senior to the shares.

Ranking:	The shares will rank equally with other series of preference stock, junior to SCE’s outstanding cumulative preferred stock and senior to SCE’s common stock, and to any other of the Company’s equity securities that the Company may issue in the future that by their terms rank junior to the shares.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the shares to either repay commercial paper borrowings or for general corporate purposes.

Form:	Book-entry only

Tax Treatment:	Generally eligible for the dividend-received deduction (DRD) for corporate investors as long as SCE has current or accumulated earnings and profits, subject to applicable limitations. Subject to certain exceptions, including for short-term and hedged positions, dividends received by individual U.S. holders before January 1, 2013 generally should be eligible for the reduced rate applicable to “qualified dividend income.”

CUSIP/ISIN:	842400 FU2/US842400FU26

Sole Book-running Manager:	J.P. Morgan Securities LLC (“J.P. Morgan”)

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 834-4533 for J.P. Morgan.